January 31, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549 (USA)

Re:	Brasil Telecom S.A. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 1-15256

Dear Mr. Spirgel:

Following are our responses to the comment letter dated December 13, 2006, regarding the report referred to above:

Item 5. Operating and Financial Review and Prospects, page 78

Results of Operations for the Years Ended December 31, 2003, 2004, and 2005, page 88

1. It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations on a segment basis. Refer to Section 501.06 of the Codification of Financial Reporting Policies.

Response:

In future filings, Brasil Telecom will discuss its operating results on a segment basis in accordance with your comments.

Selling expenses, page 97

2. Please describe for us in more detail the nature of the additional provisions recorded in December 2005 regarding risks of losses in client bills subject to co-billing procedures.

Response:

The provisions of R$74 million that were recorded in December 2005 are related to co-billing.

BrT operated outside its concession area where other operators’ clients were able to use our carrier selection code 14 to complete long distance calls. During 2005 these transactions and the losses in client’s bills were increased. Due to co-billing information from those operators making it difficult to properly charge clients and therefore BrT faced increased levels in its allowance for doubtful accounts.

Note 8. Net non-operating expenses (income), page F-20

3. We note at pages F-20, F-83, F-85 and elsewhere throughout the filling that you utilized a various specialized third party firms to assist in the determination of obsolescence, valuation for intangibles, etc. While you are not required to make reference to an independent third party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosure that explains the method and assumptions used by management to determine the valuation. Revise throughout to comply with this comment in future filings.

Response:

In future filings, the Company will provide disclosure that explains the method and assumptions used by management to determine the valuation in accordance with your comments.

Note 23. Loans and financing, page F-32

h. Covenants and guarantees, page F-34

4. We note your disclosure regarding provisions of R$ 622 million that were booked for the year ended December 31, 2005. Describe for us the nature of each of the components of the charge. In addition, tell us how you determined these charges were appropriately recorded in proper period under US GAAP.

Response:

Following is the nature of each component of the provisions:

• According to Brazilian applicable laws, a party contracting third party services may be jointly liable with such third parties for their labor and social security obligations. Due to facts, legal decisions and jurisprudence trends in 2005, which created the need to adjust the contingencies, BrT booked provisions related to labor and social security legal proceedings, in particular regarding the above mentioned BrT’s subsidiary liabilities related to contract default during 2005, as well as administrative proceedings. (R$ 198 million)

• Due to studies made in 2005, our independent actuarial consultant indicated that the mortality table UP84 is no longer the most appropriate table to be used in the actuarial calculation of retirement plan obligations of Fundação BrT Prev, since it does not accurately reflect Brazilians current life expectation, therefore, the Company started using table UP94+2 (see page F-48 Note 25(a.4)). This provision was reconciliated for US GAAP purposes (see page F-73 Note 33 (c)). (R$ 171 million).

• Historically the company had been recognizing tax credits (ICMS - Value Added Tax) related to electric energy consumption. Based on the latest decisions of the Brazilian courts regarding the subject, the Company decided to reverse part of these tax credits related to electric energy consumption of its switching centers that is not directly used in rendering of its telecommunications services. According to Brazilian applicable laws, the company should book such tax credits only if they are directly related to the services it renders. Similar situation was faced by the sector during 2005. (R$ 127 million)

• In December, Anatel - Brazilian National Agency for Telecommunications decided that interconnection costs should not be excluded from the 1% FUST (Universalization Fund for Telecommunication Services) contribution over net revenues. This decision was established by the Súmula nº 7 of the Anatel, on December 15, 2005. According to CVM (Brazilian Securities and Exchange Commission), a publicly held company cannot record a credit related to a tax under discussion. Therefore, BrT reversed a tax credit booked in its balance sheet related to FUST. (R$ 52 million)

• Provisions related to co-billing (R$ 74 million), according to the answer to question 2 above

There was no difference for US GAAP records, except related to actuarial obligations described above in the specific item.

5. In light of your negotiations to adjust certain financial covenants in order to prevent non-compliance as of December 31, 2005, tell us how you applied the guidance in SFAS 78 and EITF 86-30 in determining whether this debt should be classified as short-term for US GAAP reporting purposes.

Response:

Although Brasil Telecom did not comply with certain covenants related to EBITDA with one financial institution, the Company was not technically in default as established in the loan agreement. The loan agreement with the referred institution establishes that the debt shall be accelerated only after a second non-compliance of covenants, therefore, it was not established in the loan agreement the acceleration of the debt and therefore the terms were not altered. In future filings, the Company will disclosure more clearly this operation in accordance with your comments.

6. Tell us your consideration of whether the funds that are retained in a blocked account, as a result of your failure to comply with certain convenants, should be reclassified from cash and cash equivalents to restricted cash for US GAAP reporting. If so, you should disclose this reclassification in future fillings and its impact on your balance sheet and cash flow statements under US GAAP.

Response:

There was no cash restriction in 12/31/05. According to the loan agreement, regarding the non-compliance of certain covenants, it is required that the financial institutions formally inform the trustee of the retention of the Company’s funds. The funds that were blocked by the Trustee upon request of two financial institutions were, in fact, restricted in the fiscal year of 2006, hence after the end of the fiscal year of 2005. This restriction did not affect the Company’s cash once the amounts were blocked in an already existing application account. There were no transferences of the amounts to the financial institutions. If the retention had lasted until December 31, 2006, the reclassification would be included in the filing of the Company’s Form 20-F for the 2006 fiscal year. However, on December 31, 2006, due to an amendment to the loan agreement which renegotiated the covenants, the two financial institutions authorized the release of the re stricted cash.

Note 28. Transactions with related parties, page F-57

7. We note your disclosure regarding transactions between you and certain subsidiaries. Confirm for us, if true, that these transactions are eliminated in consolidation and do not affect your consolidated financial statements.

Response:

As stated in our principles of consolidation (see page F-13 Note 2(c)) the consolidated financial statements include the accounts of the companies mentioned in Note 1 (see page F-11) and all material intercompany balances and transactions are eliminated.

Note 33. Summary of differences between Brazilian GAAP and US GAAP, page F-70

Net income (loss) reconciliation of the differences between Brazilian GAAP and US GAAP Years ended December 31, 2003, 2004 and 2005, pg. F-91

8. Tell us why you did not record any minority interests in the US GAAP adjustments presented at page F-91.

Response:

The US GAAP adjustments refer wholly only its subsidiaries owner’s Brasil Telecom. Therefore had no impact on minority interest.

Note 34. Additional disclosures required by US GAAP, page F-94

9. We note your statements at pages F-96, F-98, and F-101 regarding your expected long-term rate of return on plan assets. You state that the disclosed rates were not used in your SFAS 87 calculations and did not affect your financial statements. Rather than disclosing the rates that you use for internal planning purposes, please disclose in future filings, the expected long-term rate of return on plan assets that was used in your actuarial calculations under SFAS 87 and SFAS 132(R).

Response:

In future filings, Brasil Telecom will disclose the return rates used in its actuarial calculations in accordance with your comments.

The Company acknowledges:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding this response, please contact the undersigned at 55-61-3415-1010.

Sincerely,

Charles Laganá Putz
Chief Financial Officer